Filed Pursuant To Rule 433

Registration No. 333-275079

February 11, 2025

HOST, BLOCK FUEL PODCAST, AVI MASH: Welcome back to the Block Fuel Podcast. I'm Avi Mash. Alongside me is Sean Ristau, as usual, and we have a special guest, John Hoffman, uh, Grayscale, who is the managing director and head of distributions and partnerships. So first and foremost, welcome to the Block Fuel Podcast. John.

MANAGING DIRECTOR, GRAYSCALE INVESTMENTS, JOHN HOFFMAN: Yeah, Avi Sean, thanks for having me today. Looking forward to, uh, the discussion here.

HOST, BLOCK FUEL PODCAST, SEAN RISTAU: You bet. You bet. Thanks for coming on. It's been, uh, it's been a while since you and I saw each other, you know, a whole week. Uh, we were just on the panel at Stack, which was, uh, was pretty well attended, and, uh, definitely, uh, excited to dive further into this. Um, that said, you know, uh, John, why don't you, you know, give us a little background about who you are, um, how you got into the space and, and all of that.

HOFFMAN: Yeah, absolutely. So, I, I actually started my career in management consulting, got into the ETF business in 2006. Um, I was buying ETFs in my personal account and thought, wow, this is a tremendous technology for delivering investment returns. So, started in the ETF industry in 06. It was a small, relatively unknown industry back then, a little under $200 billion at the time. Uh, today it's a $10.8 trillion industry, 4,000 listed here in the US. Um, spent 18 years working on ETFs. Uh, at the end of my career on the ETF side, uh, I was running Invesco's, ETF business. So one of the, the top five ETF platforms in the world. And, um, you know, the parallel here to to crypto is I've been looking at crypto for, uh, the better part of a decade, and the parallels between the two technologies, I just could not, uh, you know, stop observing the, the, the kind of trajectory and path of these two different technologies. So in the early days of ETFs, people didn't understand them. Uh, there was a lot of fear and uncertainty and doubt. Um, it's hard to believe today because ETFs are kind of a mainstream investment vehicle. Um, but back then, I can tell you we spent a lot of time educating investors about the technology. What are ETFs? Why are they a better way of, of, uh, of investing? Um, and you know, I think in a lot of ways crypto reminded me a lot of those early conversations, and it really hit me, um, you know, about two years ago that, you know, crypto's a technology that was built by technologists, um, but ultimately, you know, that technology has to be bridged to the people that invest in it. And, you know, I saw a tremendous opportunity to be that bridge. And Grayscale, obviously is the world's largest provider in the space. Um, you know, I I ultimately joined the firm a year ago, uh, a little over a year ago, and have been working to build out, uh, various parts of the platform, mostly on our distribution and, and, uh, partnership side.

MASH: So, John, in in what ways would you say, like Grayscale, as you just mentioned, you know, very well known name in the space, uh, how has GBTC specifically like influenced the overall ETF market? Uh, and, and with such great power comes great responsibility, right? So just curious kind of how, you know, if you can just dive in a little bit further too, on, on some of that education initially. You know, are you talking to, to big firms? Is this more like individuals? You know, how, how are you guys getting into that this out there? Um, you guys have, you know, a, a big marketing team, obviously that, that helps, but, uh, more in your role specifically, like how have you guys gone about that?

HOFFMAN: Yeah, so starting with GBTC, so GBTC launched in 2013, um, you know, really opened up access to Bitcoin through a future forward, you know, regulated investment vehicle. And, you know, during that time period, the fund has been up over 50000%. So, um, you know, obviously a good historic return there. I can't say that's predictive of the future return opportunity. Um, but GBTC became, you know, the way the proxy, uh, to access Bitcoin in a, in a regulated vehicle. Um, you know, ultimately I think as, as GBTC uplisted to an ETF, and, you know, we felt really adamant to, you know, move that to an exchange traded fund format. Getting back to my comments earlier on, kind of the efficiency of an ETF – partnering, this incredible technology of, of crypto, you know, arguably the most disruptive innovation, you know, of our generation, um, certainly within finance with an ETF, uh, you know, it's no surprise that that's been the most successful launch in the, the history here. So, you know, what we've done is, you know, really continue to, um, lead the, what I'd call the digital assets revolution by expanding that capability set. So GBTC was the first product to, to up list to an ETF. We subsequently launched another Bitcoin fund, ticker BTC, which is the world's lowest fee, Bitcoin, ETF 15 basis points of management fee. Um, incredibly efficient way to get, uh, access. And so today, and we can come back to this, you know, we, we offer a wide spectrum of capability, um, you know, for private funds through ETFs, single asset to multi-asset, active capability, passive capability. It's really about opening up all of those ways and venues to get access to, you know, this, this emerging return pattern. Uh, you know, which is again, the first new asset humanity has seen in 165 years. It's a super exciting time. Um, we're taking that excitement and to your point, kind of channeling it into our distribution efforts, which going back to my comments, you know, a moment ago, there's a massive divide between, uh, this technology and, you know, professional investors is kind of how I would loosely call that we're trying to bridge that gap. And so the way that we're doing that, I think to your question, Avi, is, you know, really through, uh, hand to hand, you know, boots on the ground, we're doing over a hundred events this year throughout the United States, um, from webinars to in-person events. We host a series called Crypto Connect, uh, where we'll be in 15 cities this year. Um, you know, with over a hundred attendees, uh, really focused on educating and speaking the language that these people are used to looking at when they're looking at investment products, right? Um, I think in crypto, you know, you hear about Bitcoin, I always hear about immutable scarcity, um, you know, uh, all the, the terminology, um, that really doesn't mean anything to people that aren't crypto native. And so it's really about, you know, taking that, I'll call it Tinglish, like, you know, tech English and turning it into English that they're used to hearing and understanding, which is about, you know, um, how does this fit in a portfolio? Yeah. Uh, what can I expect from a risk and return perspective, correlations, um, those are the properties that matter to this audience. And this is a $70 trillion market, uh, between, you know, kind of wealth management intermediaries or think about financial advisors and, um, and institutional segments that are really starting to, you know, crave and desire this education. Um, they need to understand it. They're coming to Grayscale for that, and we're investing a tremendous amount, uh, to help them make, you know, good decisions as it relates to building portfolios of the future.

RISTAU: I, I, I think that's, uh, you know, well said there. I mean, when you look at Grayscale, you know, Grayscale, I mean, I got into Grayscale early on, you know, and the one thing I was, uh, I've noticed is, um, you know, the education part that you put forward is, is very, I would say forward, you know, no pun forward thinking and first, and because I think, you know, with this being a new asset class, a lot of people don't understand it or think they understand it, and then, but they don't know a lot. And so it, it really helps drive home, you know, here's how the actual products work. With that said, I mean, traditionally ETFs has have been for institutional investors, and now with this market, you're seeing more retail, uh, investors come into the market. That being said, like what investor behaviors have you seen towards, you know, the crypto ETFs specifically, like around Bitcoin, Ethereum, and really, you know, adding to that, how do the market conditions play into that and the overall performance and, uh, uh, and strategy.

HOFFMAN: Yeah. So Sean, let me, lemme take this first just on the ETF track, and then I'm gonna come back and talk about kind of the intersection of Bitcoin in theory and where this happen. Um, so look, I think ETFs are a, you know, significant innovation in terms of a technology for delivery investment returns. And I draw a parallel to ETFs to, to other tech platforms. Think about, you know, uh, Instagram as an example. Instagram was created as a, a picture sharing application, right? But when you look at the use cases of it, they transcend way more than just, you know, sharing pictures, right? I, I saw a story one time about a shopkeeper that would post inventory. It was like an inventory management, you know, process for them. And my point here is that, you know, ETFs as a technology, um, ultimately have created all of these different use cases for investing. So you can buy it long, you can sell it short, you can lend against it, you could borrow, uh, you get options markets developed on them, which enables you to do different risk management strategies. Um, it's a democratic investment vehicle where the world's largest investor is gonna enter that vehicle at the exact same cost structure. As, you know, you and I buy in one share a day. And so it's an incredible technology for delivering investment returns. And it's proven, you know, to be a more efficient way, uh, in many ways to, to, to, you know, access the return pattern of, of, you know, really any asset that you put in. Um, so that's a, a major technology in its own right? Yeah, for sure. Now, when you bring in, you know, Bitcoin and you put that inside the ETF structure, um, we have unlocked a whole new world of possibility here. And so we think about the market as self-directed as a channel, which is kind of your, you know, do it yourself. Whereas it's about an $11 trillion market. The intermediate wealth segment's about 33 trillion depending on the day institutional at about 35, uh, trillion. And XUS is another set investors that come from markets that are domiciled outside the United States to the US capital markets. 'cause they're the largest, most efficient markets in the world to access. And so with ETFs, to your point, Sean, the early buyers there in, you know, Bitcoin specifically did skew to the retail market. We saw a large population of investors in BTC and GBTC coming from that self-directed channel. Um, because they have, you know, lower restrictions, they can access it quickly. They've done their diligence on the products. What really excites me is, you know, well, let me, let me add the other side that we saw is, is the institutional market, hedge funds, certain pensions, foundations, endowments, you know, that, that, um, were coming into the capability for its efficiency of accessing Bitcoin in the traditional rails that they're used to, you know, trading and, and, and being in, which I think people —

RISTAU: It's really important to call out, like, 'cause you touched on it, but like, this is the first time you've had a retail market drive into an institution. Usually it the institution comes in, they get their, you know, they dabble and then they're like, okay, time to give it out to the retail. It's the total opposite here.

HOFFMAN: Yeah. And some of that is, is really just based on, um, you know, the, the, the institutional process, which what I mean by that is if you go into that intermediary channel, you know, the wealth management intermediary, um, there's a diligence process, a process of, you know, really, um, moving these into that infrastructure that requires time. And so, you know, what, what excites me is today that that $70 trillion portion of the market, if I would kind of draw a, a curve of where it's at, 5% of that market has kind of done the work, um, understands the technology and is allocated 90% is curious, interested, understands they need to do the diligence, hasn't really made an opinion yet. 5% is kind of done the work, we'll never allocate here, doesn't believe in the technology today, right. Has that 90 of the

RISTAU: Stats.

HOFFMAN: And this is a, this is a, you know, an approximation, right? It's, it's, uh, the point being that the ETFs, you know, the, the kind of most important point here is have now created the scaled technology solution for crypto and Bitcoin in the first instance, which is going to unlock all of these use cases that we couldn't even imagine, you know, a year ago. And you're doing that in the native pipes and people don't really understand that the frictions around the legacy structure, taking fiat, moving it to an exchange, buying, now I can click a button, right? In my traditional brokerage account, get access to Bitcoin extraordinarily efficiently at 15 basis points in the case of BTC, that is the, the breakthrough here. And you know, the numbers around it, right? We're at a hundred, two, $2 billion in, in spot Bitcoin ETFs here in the US in a year. That's 6% of the Bitcoin supply in one year. Right?

RISTAU: I mean, I look a lot of, at, at a lot of the ETFs as being, you know, I love to use this term gateway drug because like if you're for the average retail investor, for the average investor, they're gonna use an ETF. They're probably not gonna go buy the underlying asset, but they get into Bitcoin on an ETF and they'll be like, oh, I really like this. Now I wanna learn more about defi. I wanna learn more about all these other ones. And so it kind of opens, opens the door.

HOFFMAN: It's, it is absolutely, I think Bitcoin is the gateway to crypto ETFs, you know, are, are kind of the gateway to investing. Yeah. Um, I think that's, that's a great analogy. And um, you know, we saw that a lot of the buyers of our BTC ETF and GBTC ETF were first time ETF buyers. Um, and so, you know, now that they've got that experience, they, you know, they tend to look beyond just the Bitcoin capability and they look at Ethereum, um, we just launched a miners ETF today. Yeah, I

MASH: Saw that.

HOFFMAN: It's ticker MNRS. And so you can click a button and get exposure to 26 publicly traded mining companies, um, you know, with the click of a button.

MASH: And so that's a fun space <laugh>

HOFFMAN: Look, I would, I would, I would just distill the ETF pieces. It makes it simple, easy, convenient, and flexible to access a return. And it's essentially like the Spotify of investing, right?

MASH: Um, that's a good way to put it. Sean, Sean brought up a, a good point of like kind of the rise of retail and, and prior to block fuel, I had, uh, pounding the table, which is another podcast that, you know, focused more on, uh, traditional equities and so forth. And so we did the research, I think it was like a hundred million plus, uh, new, you know, people that were going to like Robinhood, let's call it like a lot of these new traders that were coming in day trading during Covid, you know, and, and so you get this whole swath of, of young folks coming in. Now to Sean's point as well, like, you know, been, you know, primarily, obviously there's, there's some folks that have that are older that are in it, but it is a younger, I'd say, you know, technology, uh, you know, aficionados if you will. Um, have you seen, like, you know, how, how do you guys talk to, to those younger folks that are coming in that, you know, are, are buying today, you know, via Coinbase? I thought you brought up a good point about the ability to like short and, and trade actually on the market and, and kind of make those, um, you know, educated decisions there. But like, have you guys, you know, when you go talk to institutional, is it a different tone of voice, I guess, than, than when you're talking to some of the retailers that are out there and, and folks maybe my age and even younger?

HOFFMAN: Yeah, it's a, it's a great, it's a great question. Um, you know, I I would say that, you know, let me give you a couple stats here. So, so first of, I would say that to your point, the younger demographic, um, tends to be digitally native. They understand the technology faster. 'cause they've grown up, you know, on the technology. My, my 2-year-old daughter, my 10-year-old, you know, son, my kids can access my iPhone and do things on there, <laugh>, I had no idea you could, right? And so they've just grown up in a digital world, and so the concept of, you know, a digital asset and digital money, um, it just, they understand it, right? Sure. We believe in long-term investing. So as we talk to that, that younger, you know, demographic, um, we really want to, you know, make sure that, that, um, you know, that the real wealth creation is around long-term patient consistent investing. And, you know, I think that's an attribute that, that gener, you know, that group does not always think about. Um, and so, you know, that's an element that we, we consider, what I would mention is, um, you know, $85 trillion is gonna transition in the next 10 years from the baby boomers to Gen X, millennials, gen Z, um, and that group, that group is digitally native. So you think about, again, all the different tailwinds in crypto. One is just a pure demographic shift, right? Um, having said that, what's really interesting is when we look at the, the holder base, right? I think Coinbase talks about 52 million Americans have exposure to crypto today. It's nearly one in six Americans. We've done some studies, we did a poll with the Harris, uh, Harris polling around, you know, kind of some of the demographic detail. What was really interesting is, you know, there's a general conception that, you know, the people investing in crypto are young and inexperienced and don't have a lot of wealth. Um, what we found is actually in the data that the, uh, demographic that has over a million dollars of net worth held crypto at a higher proportion than any other demographic, when looking at it from an income perspective in net worth, which kind of flies in the face of, of, you know, some of the things that we see and think about, um, you know, this is all people on Twitter and, you know, this is all, uh, that type of activity. The reality is, it's, it's actually all of that coming together. And I think that's what's driving, you know, this, this growth. Um, but I, I think I answered your question around kind of how we speak to them. Um, yeah.

MASH: Yeah. And I, I guess just to piggyback that too, you know, um, not gonna get into, into politics, but obviously with the changing of guard now, um, you know, we've, we've seen at least more positive like language for that. Um, have you seen that reflective, like since the, we're gone on, uh, 10 days here now of the new administration, but I don't know if you've seen kind of, uh, or if you can talk to this, but like the, the inflows of more and more people feeling like, okay, now this is one more good positive tailwind that we have at our backs, that that is an administration that is not speaking so negatively about, about the space. Um, I don't know if you guys have seen that overall from, you know, macro perspective.

HOFFMAN: Yeah, I mean, absolutely. I mean, you, you see it manifest in the price action in the first instance, right? Um, but if you, if you pull that apart a little bit, um, you know, I would say that again, this concept with the $70 trillion of wealth and intermediated and institutional, um, you, you, you look at that, that segment who are professional investors and, you know, have generally been underexposed to this asset class, and you say, you know, this has been the best performing asset in the world over the last 15 years, how could have you missed this? And the reality is, when you pull that apart, there's been very high career risk, there's been very high reputation risk, and there's been very high regulatory risk. So when you factor that into their, their day to day work, they've actually been prudent, you know, prudently behaved as it relates to, you know, investing. What has really changed is, you know, whether it's the regulatory environment that you're alluding to, um, you know, the product environment, what has changed is, you know, they have high career risk, high reputation risk, high regulatory risk that has actually inverted, I would say today, what, what they're starting to feel is they have high career risk and high reputation risk if they don't understand this technology. And so, um, I think it's a multitude of factors that have driven kind of the inversion of that, that risk spectrum, some of it regulatory, some of it, the ETF, right? I mean, I think that's reduced some of the career and, and regulatory or reputational risk. Um, but clearly there's a, there's a tailwind, uh, in the category. And the way that we see that is more and more, you know, uh, uh, professional investors, retail investors raising their hand and saying, Grayscale, can you teach me about this? I can no longer not pay attention.

RISTAU: Yeah.

HOFFMAN: It's just inevitability at this point.

RISTAU: Yeah. I mean, so to that point, John, you know, and I, we gotta wrap up here, but, and we'll, we'll definitely be bringing you back on to, uh, dive in further and maybe we'll bring on some of the other ETF providers too, and have a big, uh, you know, party, uh, together. But, uh, that said, you know, uh, Grayscale has been a, a, a big, huge help to the industry. Uh, I mean, as you said, like, you know, reputational risk, things like that, like Grayscale has stepped out and really put their foot forward to a lot of things regulatory wise. So kudos to you guys for that 2025 and beyond. What do you see? What do, what do we got? I mean, every minute I feel like I'm getting new stuff out of dc, you know, coming over on the newsfeed, but, you know, what do, what else do you, do you think we'll see in, uh, 25?

HOFFMAN: Yeah. Uh, first off, thanks for the, the, the kind words there and, and appreciate the, the recognition that the firm has, has been committed to this space for, for a long time, um, with the idea of, you know, helping investors build better portfolios. Um, so I'm not gonna put a timeline on it. I'm gonna leave this just kind of as a, a flight plan, you know, a plan of, uh, just a general trajectory. Um, you know, I see a world where you have single token, multi token, so almost like an S&P 500 buffered, risk managed, smart beta equity, thematic. Really all of the categories of capability in these, you know, simple, easy, convenient, flexible investment wrappers, and, um, more and more portfolios getting access and exposure to this y because it has very unique return properties, very Rene unique, uh, correlation properties. And that's what people are looking for when they're building diversified portfolios. Things that have low correlation, high absolute return. I want to put a timeline when all of that product is here, per se. Um, you know, I think the other piece that we hope to see is, you know, just black and white lines on the regulatory environment. Yeah. Uh, this industry, you know, wants that clarity. We want to operate and

MASH: Begging for it,

HOFFMAN: Been begging for it, and we wanna operate in a framework, um, that is provided. The reality is, you know, at least in the asset management space, the 1933 Act, 1934 Act, 1940 Act, a hundred years ago almost. Yeah. And so, um, I think as that clarity comes, that is going to be, uh, you know, really actually another phase of accelerated growth because again, it, it will provide the clarity and the rules around, um, you know, the space.

MASH: Fantastic. Well, John, thank you, uh, so much for coming on. I think we're both about to say the same thing there, uh, Sean, but, uh, no, thank you personally, and then thank Grayscale. Honestly, you guys have been a huge conduit to like really drive this, uh, you know, forward and, and I'm excited. I mean, I think we're still at the tip of the iceberg with everything. And, um, that one point you brought up about like the trillions of dollars that is gonna be transitioning is something that people aren't really thinking about over the next 10 years. And, and that's gonna be another huge catalyst as, as people start, uh, having that income to, to push into, you know, new products like this. So thank you so much, and, uh, we'll definitely have to have you come back on, uh, Block Fuel.

HOFFMAN: Thank you. And, and Sean and Avi, you know, again, getting back to us, I'm on the front end, the education piece of this. Thank you for the work you guys do to, to bring the education, you know, to this, to this market and help people, you know, make better decisions. So, um, appreciate all the work that you guys do, and, uh, you guys are really helping close that, that gap on, on this technology. So thank you. Thanks for having me.

MASH: You bet. Thanks, John.

HOFFMAN: Take care, guys.

Grayscale Bitcoin Trust ETF (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.